May 23, 2019

Steven Lisi
Chairman & Chief Executive Officer
AIT Therapeutics, Inc.
825 East Gate Blvd., Suite 320
Garden City, New York 11530

       Re: AIT Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 13, 2019
           File No. 333-231416

Dear Mr. Lisi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Avital Perlman, Esq.